UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023
Commission File Number 001-34175

ECOPETROL S.A.

(Exact name of registrant as specified in its charter)

N.A.

(Translation of registrant’s name into English)

COLOMBIA

(Jurisdiction of incorporation or organization)

Carrera 13 No. 36-24

BOGOTA – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ECOPETROL ANNOUNCES EARLY RESULTS OF TENDER OFFER FOR ITS 5.875% NOTES DUE 2023 FOR UP TO $1,000,000,000 AGGREGATE PRINCIPAL AMOUNT

Bogotá, Colombia, January 31, 2023 – Ecopetrol S.A. (“Ecopetrol”), announced today the early tender results in connection with its previously announced tender offer for cash (the “Offer”) to purchase up to U.S.$1,000,000,000 in aggregate principal amount (the “Maximum Tender Amount”) of its outstanding 5.875% Senior Notes due 2023 (CUSIP: 279158 AC3 / ISIN: US279158AC30 (the “Notes”). The Offer is being made pursuant to Ecopetrol’s Offer to Purchase, dated January 17, 2023 (the “Offer to Purchase”), which sets forth a comprehensive description of the terms of the Offer.

Withdrawal rights for the Offer expired as of 5:00 p.m., New York City Time, on January 30, 2023 (unless extended by Ecopetrol, the “Withdrawal Date”). Notes validly tendered in the Offer may no longer be withdrawn after the Withdrawal Date, except as may be required by applicable law. As of 5:00 p.m., New York City time, January 30, 2023 (the “Early Tender Date”), the following principal amount of the Notes had been validly tendered and not validly withdrawn pursuant to the Offer:

Title of Notes	CUSIP / ISIN Nos.	Aggregate Principal Amount Outstanding	Maximum Tender Amount	Aggregate Principal Amount Tendered & Accepted for Purchase	Total Consideration(1)(2)(3)
5.875% Senior Notes due 2023	CUSIP: 279158 AC3 ISIN: US279158AC30	U.S.$1,800,000,000	U.S.$1,000,000,000	U.S.$976,186,000	U.S.$1,003.41

(1)	Per U.S.$1,000 principal amount of Notes that are validly tendered and accepted for purchase pursuant to the Offer to Purchase.
(2)	Includes the Early Tender Premium (as defined below) of U.S.$30.00 per U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Date.
(3)	Excludes accrued and unpaid interest up to, but not including, the Early Settlement Date (as defined below) or the Final Settlement Date (as defined below), as the case may be, which will be paid in addition to the Total Consideration set forth above or the Tender Consideration (as defined below), as the case may be.

Holders who have validly tendered and have not validly withdrawn their Notes on or prior to the Early Tender Date, and whose Notes are accepted for purchase by Ecopetrol pursuant to the Offer, will receive the Total Consideration as shown in the table above, which includes an early tender payment (the “Early Tender Premium”) of U.S.$30.00 per U.S.$1,000 principal amount of Notes, subject to the Maximum Tender Amount. The “Tender Consideration” means, for each U.S.$1,000 principal amount of Notes validly tendered and accepted by the Ecopetrol, the Total Consideration minus the Early Tender Premium. The applicable Consideration will be payable in U.S. dollars.

In addition to the Total Consideration or Tender Consideration (as applicable) for the Notes validly tendered and accepted for purchase, Holders will also receive accrued and unpaid interest from, and including, the last interest payment date up to, but excluding, the applicable Settlement Date (as defined below), which will be paid in cash on the applicable Settlement Date.

All the Notes tendered at or prior to the Early Tender Date were accepted for purchase. The Offer will expire at 11:59 p.m., New York City time, on February 13, 2023, unless extended or terminated earlier (the “Expiration Date”). Holders that tender after the Early Tender Date but prior to the Expiration Date will receive the Tender Consideration only. Notes tendered after the Early Tender Date but prior to the Expiration Date may be subject to proration if the principal amount of Notes causes the aggregate principal amount of tenders to exceed the Maximum Tender Amount.

Ecopetrol reserves the right, but is not obligated, to increase the Maximum Tender Amount in its sole and absolute discretion without extending the Early Tender Date or Withdrawal Date or otherwise reinstating withdrawal or revocation rights, except as required by applicable law.

For the Notes validly tendered on or prior to the Early Tender Date (and not subsequently validly withdrawn) and accepted by Ecopetrol for purchase pursuant to the Offer, subject to the Maximum Tender Amount and proration, Ecopetrol expects for settlement to occur on January 31, 2023, which is the first Business Day following the Early Tender Date (the “Early Settlement Date”).

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For the Notes validly tendered after the Early Tender Date and on or prior to the Expiration Date, and accepted by the Company for purchase pursuant to the Offer, subject to the Maximum Tender Amount and proration, settlement will occur promptly after the Expiration Date (the “Final Settlement Date” and, together with the Early Settlement Date, the “Settlement Date”). The Company expects the Final Settlement Date to be on February 15, 2023, which is the second Business Day following the Expiration Date, unless the Expiration Date is extended by the Company in its sole discretion.

The Company expressly reserves the absolute right, in its sole discretion, from time to time to purchase any Notes that remain outstanding after the Final Settlement Date through open-market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise, on terms and at prices that may or may not be equal to the consideration offered in the Offer, or to exercise any of its rights, including redemption rights, under the Indenture governing the Notes.

Notes tendered and not accepted for purchase pursuant to the Offer will be promptly returned to the tendering holders. The complete terms and conditions of the Offer are described in the Offer to Purchase, a copy of which may be obtained from Global Bondholder Services Corporation, the tender agent and information agent (the “Tender and Information Agent”) for the Offer, at https://gbsc-usa.com/ecopetrol/ or by telephone at +1 855-654-2014 (Toll-Free) or +1 212-430 3774 (Banks and Brokers).

Ecopetrol has engaged Citigroup Global Markets Group Inc. to act as the dealer manager (the “Dealer Manager”) in connection with the Offer. Questions regarding the terms of the Offer may be directed to the Dealer Manager at +1 800-558-3745 (Toll-Free) or +1 212-723-6106 (Collect)

About Ecopetrol

Ecopetrol is a mixed economy company organized under the laws of the Republic of Colombia. Ecopetrol is the largest company in Colombia and one of the most relevant integrated energy companies in Latin America, with a presence primarily in Colombia and activities in the U.S. (U.S. Gulf of Mexico and Permian Basin), Brazil, Mexico, Peru, Chile and Bolivia. In Colombia, Ecopetrol is responsible for more than 60% of the hydrocarbon production, transportation, logistics, and hydrocarbon refining systems, and hold a leading position in the petrochemicals and gas distribution segment. Through its subsidiary, Interconexión Eléctrica S.A. E.S.P., Ecopetrol has a strong position in the electric power transmission business, toll roads and telecommunications sectors throughout Latin America. The Republic of Colombia currently owns 88.49% of Ecopetrol’s voting capital stock.

No Recommendation

None of Ecopetrol, the Dealer Manager, the Tender and Information Agent or the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Offer or expressing any opinion as to whether the terms of the Offer are fair to any holder. Holders must make their own decision as to whether to tender any of their Notes and, if so, the purchase price of Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Offer.

Disclaimer and Other Important Notices

This press release and the Offer to Purchase do not constitute an offer to buy or the solicitation of an offer to sell Notes in any jurisdiction in which such offer or solicitation would be unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of us by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction. If materials relating to the Offer come into a holder’s possession, the holder is required by Ecopetrol to inform itself of and to observe all of these restrictions.

The Offer to Purchase has not been filed with or reviewed by the SEC, any state securities commission or any other regulatory authority, nor has any such commission or authority passed upon the accuracy or adequacy of the Offer to Purchase or any of the accompanying ancillary documents delivered herewith. Any representation to the contrary is unlawful and may be a criminal offense.

The Offer to Purchase will not be authorized by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia or the “SFC” by its acronym in Spanish) and will not be registered under the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) or the Colombian Stock Exchange (Bolsa de Valores de Colombia or the “BVC” by its acronym in Spanish), and, accordingly, the Offer to Purchase may not constitute an offer to persons in Colombia except in circumstances which do not result in a public offering under Colombian law and must be carried out in compliance with Part 4 of Decree 2555 of 2010.

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This press release may contain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements. Ecopetrol is not under any obligation to (and expressly disclaims any such obligation to) update forward- looking statements as a result of new information, future events or otherwise, except as required by law.

Investor Relations

Carolina Tovar Aragón

Investor Relations Officer

Carrera 13 No. 36-24, Bogotá, Colombia

Telephone (571) 234-5190

e-mail: investors@ecopetrol.com.co

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Catalina Escobar Hoyos
Name:	María Catalina Escobar Hoyos
Title:	Acting Head of Capital Markets

Date: January 31, 2023

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